FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐        No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐        No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐        No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	Limited review report of independent public accountants on interim financial statements.
2.	Consolidated financial statements and Operating and Financial Review and Prospects as of June 30, 2004 and December 31, 2003 and for the six-month periods ended June 30, 2004 and 2003.

Limited review report of independent public

accountants on interim financial statements

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have reviewed the accompanying consolidated balance sheet of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of June 30, 2004 and the related statement of changes in shareholders’ equity and consolidated statements of operations and cash flows for the six-month period then ended, prepared according to generally accepted accounting principles in Argentina approved by the Professional Council of Economic Sciences of the City of Buenos Aires (“Argentine GAAP approved by the CPCECABA”) applicable to consolidated financial statements.

2.	The above-mentioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our limited review conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our review in accordance with generally accepted auditing standards in Argentina. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion on the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.	We have not reviewed the financial statements of the consolidated subsidiary, Telinver S.A., as of June 30, 2004. The financial statements of Telinver S.A. were reviewed by other auditors who issued a review report, which has been provided to us by the Company, dated August 2, 2004, in which they state there is an uncertainty about Telinver S.A.’s ability to continue as a going concern due to its short-term debt and negative shareholder’s equity situation, and that they have no other observations on such financial statements. The Company describes in note 6.1 to the consolidated financial statements that, if necessary, it will provide such financing directly to meet Telinver S.A.’s needs of funds or capital contributions, and hence, it has booked a short term liability for such investment in the amount of $43 million and a net loss of $9 million. Therefore, paragraph 7 of this report, with regard to the figures included in Telefónica’s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

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5.	As described in note 10.1. to the accompanying consolidated financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 1. to the consolidated financial statements describes that although the Company has adopted several initiatives to mitigate the current impact of this matter on the Company’s financial position, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions might not continue to be stable because, in the Company’s Management opinion, the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation. The Company has described in such notes that, if as a result of the tariff re-negotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation, such rate system could have an adverse impact on the Company’s financial condition and future results.

6.	The consolidated balance sheet as of June 30, 2004 as well as the related additional disclosures are presented in comparative form with figures as of December 31, 2003. On February 10, 2004 we issued our audit report on the consolidated financial statements of the Company as of December 31, 2003 expressing a qualified opinion relating to the uncertainty that, as described by the Company in such financial statements, whether the recorded amounts of fixed assets and minimum presumed income tax credit corresponding to the telecommunications business as of December 31, 2003 of $7,329 and $85 million, respectively, were fully recoverable, depended on the final effect that the outcome of the service rates renegotiation might had on the Company’s economic and financial equation, and that the Company was not able to assure, as of that date, whether it would be able to obtain sufficient funds to meet its short-term debt obligations, and therefore, that its ability to remain as a going concern depended on the outcome of that uncertainty. Such audit report also stated that, with respect to the Company’s consolidated subsidiary Telinver S.A., our opinion was based on the report dated January 30, 2004 issued by other auditors who expressed a qualified opinion due to uncertainties regarding Telinver S.A.’s ability to continue as a going concern (see paragraph 4 of this report). The abovementioned audit report also expressed that the Company calculated that, had it restated for inflation the financial statements as of December 31, 2003 as required by Argentine professional accounting principles, which differ in this respect from the corresponding rules of the National Securities Commission of Argentina (“Comisión Nacional de Valores”, or “CNV”), net income and shareholders equity for the fiscal year ended on that date would have amounted to $305 million and $2,628 million, respectively. Furthermore, the statement of changes in shareholders’ equity and the consolidated statements of operations and cash flows for the six-month period ended June 30, 2004, as well as the related additional disclosures, are presented in comparative form with the figures for the same period of the preceding year. On August 8, 2003 we issued our limited review report on the consolidated financial statements of the Company for the six-month period ended June 30, 2003, which included no other observations than those regarding the uncertainties that affected the booked value of certain assets and the Company’s ability to continue as a going concern, and stated that such report, with respect to the Company’s consolidated subsidiary, Telinver S.A., was based on the review report dated August 1, 2003 issued by other auditors with an observation related to an uncertainty about Telinver S.A.’s ability to continue as a going concern (see paragraph 4 of this report). The abovementioned review report also expressed that the Company calculated that, had it restated for inflation the financial statements as of June 30, 2003 as required by Argentine professional accounting principles, net income and shareholders equity for the period ended on that date would have amounted to $633 million and $2,929 million, respectively.

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7.	Based on our review and on the report issued by other auditors, conducted as described in paragraphs 3 and 4 of this report, which did not include all the procedures necessary to enable us to express an opinion on the consolidated financial statements referred to in the first paragraph, we are able to report that:

a)	the consolidated financial statements as of June 30, 2004, referred to in paragraph 1 of this report, take into account all the material facts and circumstances of which we are aware and,

b)	we have no observations to make on the aforementioned consolidated financial statements.

8.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements mentioned in paragraph 1 conform with Argentine GAAP approved by the CPCECABA, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires,
August 9, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

5

Consolidated financial statements

and Operating and Financial Review and Prospects

As of June 30, 2004 and December 31, 2003 and for the six-month periods ended June 30, 2004 and 2003

TELEFONICA DE ARGENTINA S.A.

T ABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements	3

Operating and Financial Review and Prospects.	50

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2. – see note 2.4.)

	June-04	December-03
ASSETS
CURRENT ASSETS

Cash (note 3.1.a)	16	18
Investments (note 21.d)	242	336
Trade receivables (note 3.1.b)	250	249
Other receivables (note 3.1.c)	130	126
Inventories (note 3.1.d)	19	13
Other assets (note 3.1.e)	3	3

Total current assets	660	745

NONCURRENT ASSETS

Trade receivables (note 3.1.b)	12	12
Other receivables (note 3.1.c)	136	116
Investments (note 21.c)	14	15
Fixed assets (note 21.a)	6,906	7,342
Intangible assets (note 21.b)	77	82

Total noncurrent assets	7,145	7,567

Total assets	7,805	8,312

LIABILITIES
CURRENT LIABILITIES

Trade payables (note 3.1.f)	392	417
Bank and financial payables (note 3.1.g)	1,405	1,982
Payroll and social security taxes payable (note 3.1.h)	65	73
Taxes payable (note 3.1.i)	94	78
Other payables (note 3.1.j)	56	75
Reserves (note 21.e)	4	3

Total current liabilities	2,016	2,628

NONCURRENT LIABILITIES

Trade payables (note 3.1.f)	67	69
Bank and financial payables (note 3.1.g)	2,673	2,553
Payroll and social security taxes payable (note 3.1.h)	16	19
Other payables (note 3.1.j)	37	46
Reserves (note 21.e)	249	219

Total noncurrent liabilities	3,042	2,906

Total liabilities	5,058	5,534

SHAREHOLDERS’ EQUITY	2,747	2,778

Total liabilities and shareholders’ equity	7,805	8,312

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE SIX-MONTH PERIODS

ENDED JUNE 30, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.) (1)

	June-04	June-03
NET REVENUES (5)	1,440	1,337

COST OF SERVICES PROVIDED (note 3.1.k)	(949)	(971)

Gross profit	491	366

ADMINISTRATIVE EXPENSES (note 21.h)	(167)	(182)

SELLING EXPENSES (note 21.h)	(83)	(79)

Subtotal	241	105

LOSS ON EQUITY INVESTMENTS	(1)	(1)

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	2	(111)
Interest and financial charges	14	38
Holding gain from derivative instruments	7	—
Inflation loss on monetary accounts	—	(3)
Other (note 3.1.m)	—	(1)

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (3)
Exchange differences	(23)	1,111
Interest and financial charges	(214)	(280)
Inflation gain on monetary accounts	—	4
Holding losses derivative instruments	(10)	5
Other (note 3.1.m)	(10)	(21)

OTHER EXPENSES, NET (note 3.1.l and 21.h)	(37)	(34)

INCOME TAX (note 2.3.j)	—	—

Net (Loss) / Income	(31)	812

(Losses) / Earnings per share (4)	(0.02)	0.47

(Losses) / Earnings per ADS (4)	(0.18)	3.23

(1)	See note 2.4.
(2)	Mainly related to current investments, trade receivables, other receivables and inventories.
(3)	Mainly related to trade, bank and financial and other payables.
(4)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.3.m).
(5)	See note 2.3.l)

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

AND THE YEAR ENDED DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.)

	SHAREHOLDERS’ CONTRIBUTION		ACCUMULATED EARNINGS / (LOSSES) (2)
	CAPITAL STOCK (1)		Subtotal	Legal Reserve	Reserve for Future dividends	Accumulated (Losses)	TOTAL
ACCOUNT	Outstanding shares	Comprehensive adjustment to capital stock
Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3.513)	2.410
Transition adjustment for change in accounting principles (3)	—	—	—	—	—	(37)	(37)
Net income for the six-month period ended June 30, 2003	—	—	—	—	—	812	812

Balance as of June 30, 2003	1,746	2,135	3,881	416	1,626	(2,738)	3,185
Net loss for the six-month period ended December 31, 2003	—	—	—	—	—	(407)	(407)

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778
Net loss for the six-month period ended June 30, 2004	—	—	—	—	—	(31)	(31)

Balance as of June 30, 2004	1,746	2,135	3,881	416	1,626	(3,176)	2,747

(1)	Includes 2,355 treasury shares.
(2)	See note 4.
(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2.) (7)

	June-04	June-03
Cash and cash equivalents at end of period	258	591

Cash and cash equivalents at beginning of year	354	399

(Decrease)/Increase in cash and cash equivalents	(96)	192

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net (loss) / income for the period	(31)	812
Adjustments to reconcile net (loss)/income for the period to net cash provided by operations:
Exchange differences (2)	21	(1,071)
Inflation gain on monetary accounts	—	(1)
Fixed assets depreciation	580	641
Material consumption	23	17
Intangible assets amortization	7	19
Cost of services provided	14	9
Holding losses/(gains) derivative instruments	3	(5)
Increase in allowances and accruals (3)	68	30
Loss on equity investments	1	1
Holding losses in inventories	—	1
Interest Accrual (4)	177	212

Changes in assets and liabilities:
Trade receivables	(27)	45
Other receivables	(13)	(5)
Inventories	(20)	(12)
Trade payables	(46)	(54)
Payroll and social security taxes payable	(11)	(8)
Taxes payable	26	29
Other payables	(26)	(2)
Reserves	(1)	(1)
Collected interests	7	19
Payment of tax on minimum presumed income	(21)	(50)

Cash flows originated by operating activities	731	626

Cash flows used in investing activities:
Fixed assets purchases (6)	(143)	(41)

Cash flows used in investing activities	(143)	(41)

Cash flows used in financing activities:
Loans obtained	154	—
Loans paid	(638)	(138)
Interest paid	(198)	(254)
Increase in intangible assets (5)	(2)	(1)

Cash flows used in financing activities	(684)	(393)

(Decrease)/Increase in cash and cash equivalents	(96)	192

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 16 and 242, respectively, as of June 30, 2004; (ii) 18 and 336, respectively, as of December 31, 2003 (cash at beginning of the fiscal year), (iii) 29 and 562, respectively, as of June 30, 2003; and (iv) 46 and 353, respectively, as of December 31, 2002.
(2)	In 2003, net of (71), corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency.
(3)	It does not include increases/decreases of allowances of deferred taxes.
(4)	Net of other financial charges.
(5)	In 2003 net of 17 financed by trade payables.
(6)	In 2004 net of 24 financed by trade payables.
(7)	See note 2.4.

The accompanying notes 1 to 21 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2004 AND COMPARATIVE INFORMATION (See note 2.4)

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in Argentine Pesos or some other currency) restated as described in note 2.2)

1. OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, the Company signed a license agreement with the Secretary of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore the short-term strategy, focused on the renegotiation of tariffs and since early 2002, the Company has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that the Company develops, and the situation affecting service rates described in note 10.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining revenues and expenses is currently mismatched as a result of the pesification and freezing of our tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the outcome of our pending tariff renegotiation with the Argentine government. Our tariff renegotiation proposal presented to the Argentine government attempts to rebalance the relationship between variables determining revenues and costs (including investments), i.e. achieve, the “economic and financial equation” contemplated in the Transfer Contract (the “economic and financial equation”). (See note 10.).

As of the date of issuance of these financial statements, changes in main macroeconomic variables, such as growth of the economy, evolution of the exchange rate and inflation, show positive signals. Therefore, in the opinion of the Company’s Management, there is a scenario with higher certainty due to, among other factors, a relative stabilization in the Peso equivalent amounts of its foreign currency denominated debt, due to the financing already obtained and the gradual reduction of its short term debt (See notes 2.3.f and 13).

Although the Company has adopted the above mentioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable because the regulatory framework in force has still not established the rules to allow reinstating the balance of the variables that constitute the Company’s economic and financial equation.

Telefónica has signed a Management Agreement the “Agreement” with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. The management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, the Company entered into a Supplement to the Agreement, confirmed by the General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1. Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of June 30, 2004, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2003 and for the six-month period ended June 30, 2003, the Company has used Telinver’s financial statements as of such date, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.3). In addition, the accounting standards set forth that in the case of seasonal businesses, the financial statements should also include, as comparative information, the balance sheet as of the same date of the previous year. In this regard, the Company understands that even though the cyclical nature of Telinver S.A. (“Telinver”)’s businesses might lead to considering them seasonal, such effect on the financial data disclosed in the consolidated financial statements as of December 31, 2003 is not significant.

Participation in the directly controlled subsidiary as of June 30, 2004 is as follows:

Company	Main Business	Subscribed capital stock
		Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services supplied among others.	49,623,217	99.99999

2.2. Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions, and according to the requirements of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, the Professional Council of Economic Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

The Decree No. 1,269/02 of the National Executive Power and later Resolution No. 415/02 of the CNV, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Decree No. 664/03 of the National Executive Power and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of June 30, 2004 and December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV (the accumulated effect between January 1, 2003 and September 30, 2003 was a 1.4% decrease). The effect on the Company’s shareholders’ equity as of June 30, 2004 and on net loss for the six-month period ended June 30, 2004 of not restating figures until September 30, 2003 is not significant. The shareholders’ equity as of December 31, 2003 and the net income for the fiscal year ended December 31, 2003 would have amounted to 2,628 million Pesos and 305 million Pesos, respectively, if they had been restated as of September 30, 2003.

2.3. Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2. with respect to the corresponding amount as of December 31, 2003, do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by the CPCECABA.

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses during each period.

Among others, these financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of these financial statements. All management estimates have been made accordingly (see notes 2.3.f), 2.3.j), 2.6, 10, 13 and 14 among others for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions. Some of these measures, which directly and indirectly affect the Company’s business relationships, have been challenged in legal actions filed by third parties to which the Company is not party. The effects of any additional measures that could be taken by the Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each period/year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each period/year, in accordance with the uses intended by the Company, plus, if applicable, the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

As long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of June 30, 2004 and December 31, 2003 this rate stood at approximately 1% nominal per annum. This criterion was not applied to current captions because the CPCECABA has interpreted that the low level of variation in the internal wholesale price index allows for considering the period as one of economic stability.

Trade receivables: include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each period/year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each period/year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See note 9.) are accrued and recorded in the statement of operations by the Company from the fiscal year in which such increases occur.

“Patriotic Bond”: This bond has been valued for at its estimated recoverable value, recording an allowance for impairment as of June 30, 2004 and December 31, 2003 as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation (see note 14.1).

Tax Credit Certificates (“TCC”): were accounted for at face value in US dollars pesified at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each period/year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument. The Company intends to hold the Tax Credit Certificates until the related maturity date and apply them against future taxes (see note 14.2).

Universal Service contribution (see note 16): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

c) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation (see note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/year.

d) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

e) Noncurrent investments:

The 50% interest in E-Commerce as of June 30, 2004 and December 31, 2003 was accounted for by the equity method based on the financial statements as of June 30, 2004 and December 31, 2003, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of June 30, 2004 and December 31, 2003. They have been accounted for at the U.S.

dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each period/year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 18). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

f) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the six-month period ended June 30, 2004 and the fiscal year ended December 31, 2003 amounts to 2 million pesos and 8 million pesos, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in note 1, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets as of June 30, 2004. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the projected situation forecasted and will assess the effect of any new future developments.

g) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original part of the issuance of negotiable obligations that has been settled in the exchange offer of August 7, 2003 has been fully amortized in the previous year based on the number of bonds actually exchanged through the referred exchange offer (See note 12.).

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through September 30, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

The non-competition clause has been valued at its acquisition cost and is depreciated by the application of the straight-line method in a 7-year period.

h) Reserves:

During the normal course of business, Telefónica and Telinver are subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of June 30, 2004, the amount booked for such purpose is 253 million pesos.

i) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. In addition, the Company uses others financial instruments as currency future contracts and Call Spread options, in order to eliminate fluctuation in the cash flows of its debts in US Dollars with respect to the Peso. The Company values the covered obligations at each period/year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value.

j) Income tax and Tax on minimum presumed income:

The Company records income tax by applying the deferred method.

Deferred tax assets result mainly from the temporary differences arising principally from allowances and financial charges that are not yet deductible, for tax purposes and mainly from tax loss carryforwards of previous fiscal years. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the legal statute of limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the one related effect of the outcome of the pending tariff renegotiation (See note 1. and 10.1), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 750 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 150 million pesos will be computed for the tax purposes in the fiscal year ended December 31, 2004, while 300 million pesos will be carried forward and applied to offset taxes in equal amounts over the next two years.

As of December 31, 2003 the Company and Telinver kept a tax loss carryforward of approximately 2,923 million pesos (1,023 million pesos at a 35% tax rate), that could be applied to offset future income tax charges of the current year and subsequent years until 2007. The Company has estimated taxable income of approximately 221 million pesos (230 million pesos corresponding to Telefónica) for the six-month period ended June 30, 2004, and that would be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

Maturity year	Original year	Tax loss carryforwards (amounts in million pesos) (1)
2005	2000	5
2007	2002	2.697

		2.702

1)	Net of 221 million pesos corresponding to estimated taxable income for the six-month period ended June, 30 2004.

The following table presents the components of the Company’s deferred tax balances:

	June 30, 2004		December 31, 2003
Deferred tax assets

Income tax on tax loss carryforwards	946	(1)	1,015
Exchange differences deductible in future periods/years	135		162
Allowance for doubtful accounts	70		73
Accrual for contingencies and other non-deductible allowances and accruals	151		155

	1,302	(2)	1,405	(2)
Allowance for deferred tax assets	(1,161	)(2)	(1,258	)(2)

Subtotal	141		147

Deferred tax liabilities

Fixed assets	(114)		(122)
Dismissal accrual for tax purposes	(13)		(13)
Other liabilities	(14)		(12)

Subtotal	(141	)(2)	(147	)(2)
Total	—		—

(1)	Net of 77 million of income tax estimated for the six-month period ended June 30, 2004, that offset previous years tax loss carryforwards
(2)	As of June 30, 2004, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 15, 4 and 11 million pesos, respectively. As of December 31, 2003, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 34, 1 and 33 million pesos, respectively.

The following is the reconciliation of the income tax that was charged to the income statement (that has been nil as of the six-month periods ended June 30, 2004 and 2003) and the amount resulting from the application of the corresponding tax rate on net income before tax:

	June 30, 2004	June 30, 2003
Net (loss)/income before tax at statutory income tax rate	(11)	284

Permanent differences:

Non deductible expenses	—	22
Inflation restatement effect	108	122
Allowance for deferred tax assets	6	—
Reversal of allowance for deferred tax assets	(103)	(428)

Total	—	—

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the three-month period ended March 31, 2004 in the amount of 19 million pesos that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as tax on minimum presumed income credit have been measured at their discounted value, on the basis of the Company’s tax projections.

k) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated as described in note 2.2 except for the “Capital stock - Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

l) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the period ended on June 30, 2003 include approximately 43 million pesos corresponding to the one time effect of this type of agreements.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of June 30, 2004, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 29 million pesos.

Operations statement accounts have been presented as follows:

•	As of June 30, 2004 and 2003 charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2); and

•	As of June 30, 2003, those accumulating monetary transactions that have occurred throughout the period have been computed by applying the coefficients corresponding to the month of accrual to the original amounts;

•	As of June 30, 2003 financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

m) Net earnings per share:

The Company calculates the net earnings per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of $1 and with a vote per share.

2.4. Comparative Financial Statements

According to TR No. 8, the Company’s financial statements as of June 30, 2004 and for the six-month period then ended, have been presented with the following comparative information:

•	Balance sheet: as of December 31, 2003.

•	Statements of operations, of changes in shareholders’ equity and cash flows: for the six-month period ended June 30, 2003.

The same disclosure criteria has been used in the preparation of supplementary information that disaggregates the data contained in the financial statements mentioned above.

2.5. Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of June 30, 2004, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$77 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	The Company uses currency future contracts to hedge against the risks of fluctuation in the dollar exchange rate. The Company has entered into currency futures contracts, known as non-deliverable forwards (“NDF”), pursuant to which monetary positions are offset for a total amount of US$ 77 million as of June 30, 2004, with maturity dates until September 2004. These instruments are used to cover firm short-term payment commitments denominated in US Dollars. The exchange rate agreed upon for these transactions ranges from 2.90 Pesos to 3.01 Pesos per US Dollar.

At June 30, 2004, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)
Payments of Interests, Principal and Negotiable obligations	Negotiable Obligations –Interests	US$	6.5
	TISA – Principal	US$	53.0
	Foreign bank loans – Principal and Interests	US$	17.5

4.	In April 2004 the Company executed with TISA call spread options for the purchase and sale of U.S. dollars to hedge against the peso/U.S. dollar volatility. These call spread options have a lower strike price of 2.98 and a higher strike price of 3.48, and may only be exercised at maturity in October 2004. The notional amount covered by these transactions is US$ 30 million corresponding to short-term firm payment commitments in U.S. dollars, and the Company has paid US$ 0.5 million as premium. In addition, in July 2004, the Company purchased Call Spread options from Deutsche Bank AG. The notional principal amount covered is US$ 10 million, with a minimum exercise price of 2.80 and maximum exercise price of 3.45. These options may be exercised upon maturity, in October 2004. This agreement is related to, short-term firm, commitments in US dollars and the Company has paid US$ 0.2 million as premium.

2.6. Law of Public Emergency – rules and regulations currently in force

Starting in early December 2001, the national authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Exchange System Reforms that implied a profound change in the economic model in force as of that time and amended the Convertibility law in force since May 1991(mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a) the Public Emergency and Exchange System Reform Law No. 25,561 established the pesification into Pesos of originally US Dollar-denominated utility tariffs previously agreed upon in US Dollars at the US$1.00 to $1.00 exchange rate and authorized the National Executive Power to renegotiate agreements (See Note 10.1.);

b) an extension in the National Public Emergency situation until December 31, 2004;

c) the suspension of the enforcement of Clause 5 of Section 94 (mandatory dissolution from loss of capital due to accumulated losses) and Section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law No. 19,550., until December 10, 2004.

(d) suspension of dismissals without just cause until December 31, 2004 and the establishment of penalties consisting in the payment of an additional amount equivalent to 80% of the termination pay set forth by labor regulations if employees were to be dismissed without just cause, except in relation to personnel hired as from January 1, 2003. This is how the Argentine Government is proceeding with a stepwise reduction of the penalty formerly consisting in two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3. DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1 Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 21.g) (balances restated as described in note 2.2):

a) Cash:

	Current
	June 30, 2004	December 31, 2003
Bank	16	18

Total	16	18

b) Trade receivables:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Past Due (1)	197	178	20	20
Current	261	287	—	—

Subtotal	458	465	20	20
Allowance for doubtful accounts (2)	(208)	(216)	(8)	(8)

Total	250	249	12	12

(1)	As a result of refinancing past-due trade receivables, approximately 8 million pesos of refinanced receivables are disclosed as current receivables as of June 30, 2004 and December 31, 2003.
(2)	See note 21.e).

c) Other receivables:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Guarantee deposits	3	3	—	—
Prepayments to vendors	2	2	—	—
Related Companies receivables (1)	45	53	—	—
Financial Prepayments	10	11	—	—
Financial Instruments (5)	2	1	2	2
Prepaid expenses	5	—	1	1
Prepaid services (6)	13	15	—	1
Tax credit certificates (2)	8	16	—	—
Legal deposits	6	3	—	—
Tax on Minimum Presumed Income	—	—	109	89
Patriotic Bond (3)	—	—	84	82
Other Tax Credits	—	2	—	—
Net Deferred tax asset (4)	—	—	1,161	1,258
Prepaid insurance	5	3	—	—
Granted Guarantees	9	3	—	—
Credit on VAT	2	—	—	—
Other	20	14	—	1

Subtotal	130	126	1,357	1,434
Allowance for impairment of Patriotic Bond (note 21.e) (3)	—	—	(60)	(60)
Allowance for deferred tax assets (note 21.e)	—	—	(1,161)	(1,258)

Total	130	126	136	116

(1)	See note 15.3.
(2)	See note 14.2.
(3)	See notes 2.3.b) and 14.1.
(4)	See note 2.3.j).
(5)	See note 13.
(6)	See note 9.

d) Inventories:

	Current
	June 30, 2004	December 31, 2003
Raw materials and supplies	1	1
Directories in edition process	7	2
Telephone equipment and other equipment	18	17

Subtotal	26	20
Allowance for impairment in value and slow turnover (note 21.e)	(7)	(7)

Total	19	13

e) Other assets:

	Current
	June 30, 2004	December 31, 2003
Real property intended for sale	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Vendors, contractors and correspondents	276	291	—	—
Management fee	65	76	—	—
Billing on account and behalf of cellular and audiotext companies	44	44	—	—
Services collected in advance (1)	7	6	67	69

Total	392	417	67	69

(1)	In 2004 and 2003 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight line method during the life of the agreement.

g) Bank and financial payables:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Negotiable obligations (1)	367	286	2,200	2,212
Imports financing	17	20	19	27
Long-term financing	7	8	66	71
Foreign bank loans	78	78	205	243
Related Company – Telefónica Internacional S.A. (“TISA”) (2) (3)	923	1,576	183	—
Credit balances with banks	13	14	—	—

Total	1,405	1,982	2,673	2,553

(1)	See note 12.
(2)	See note 13 and note 15.3.
(3)	The non current balance as of June 30, 2004 corresponds to refinancings made after the end of the period (see note 13.).

h) Payroll and social security taxes payable:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Vacation and bonus accrual	34	44	—	1
Social security taxes payable	15	14	—	—
Pre-retirement agreements and others (1)	13	13	16	18
Other	3	2	—	—

Total	65	73	16	19

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 7 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and June 30, 2004 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i) Taxes payable:

	Current
	June 30, 2004	December 31, 2003
Turnover tax accrual (net of prepayment)	12	10
Health and safety taxes	23	20
Value added Tax	17	17
Minimum presumed income tax (net of prepayment)	15	10
Other	27	21

Total	94	78

j) Other payables:

	Current		Noncurrent
	June 30, 2004	December 31, 2003	June 30, 2004	December 31, 2003
Financial Instruments (1)	13	13	17	20
International Telecommunication Union	21	21	—	—
Related companies payables (2)	10	25	—	—
Other	12	16	20	26

Total	56	75	37	46

(1)	Foreign currency swaps agreements, future contracts and options (see note 2.5).
(2)	See note 15.3

k) Cost of services provided:

	June 30, 2004	June 30, 2003
Telecommunications services (note 21.h)	(935)	(962)
Cost of services provided (note 21.f)	(14)	(9)

Total	(949)	(971)

l) Other expenses, net:

	June 30, 2004	June 30, 2003
Employee terminations (note 21.h)	19	26
Contingencies	20	12
Miscellaneous, net	(2)	(4)

Total (note 21.h)	37	34

m) Other:

Holding and financial income / (loss) on assets:	June 30, 2004	June 30, 2003
Holding losses in inventories	—	(1)

Total	—	(1)

Holding and financial income / (loss) on liabilities:	June 30, 2004	June 30, 2003
Intangible assets amortization	(4)	(15)
Tax on checking account credits and debits	(6)	(6)

Total	(10)	(21)

3.2 Aging of current investments, receivables and payables as of June 30, 2004.

	Assets					Liabilities
	Current Investments	Trade Receivables (a)		Other Receivables (c)		Trade Payables	Bank and Financial Payables	Payroll and Social Security Taxes Payables	Tax Payables	Other Payables
Past-Due:
Up to three months	—	65		1		(1)	—	—	—	—
From three to six months	—	25		2		27	—	—	—	—
From six to nine months	—	12		1		1	—	—	—	—
From nine to twelve months	—	15		1		3	—	—	—	—
From one to two years	—	15		13		2	—	—	—	—
From two to three years	—	36		—		2	—	—	—	—
Over three years	—	49		—		—	—	—	—	—
At sight	—	—		23		—	13	—	42	35
Current:
Up to three months	242	234		68		332	637	33	37	9
From three to six months	—	17		8		10	340	7	—	—
From six to nine months	—	5		7		9	148	20	—	12
From nine to twelve months	—	5		6		7	267	5	15	—
From one to two years	—	—		6		4	265	6	—	16
From two to three years	—	—		1		4	250	5	—	12
From three to four years	—	—		71		3	972	3	—	9
From four to five years	—	—		34		3	37	1	—	2
Over five years	—	—		24		53	1,149	1	—	(3)

Subtotal:	242	478		266		459	4,078	81	94	92
Allowance for doubtful accounts	—	(216)		—		—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—		—	—	—	—	1

Total	242	262		266		459	4,078	81	94	93

Percentage accruing interest at fixed rate	100%	3%		4%		—	68%	—	—	32%
Percentage accruing interest at variable rate	—	44	%(b)	3	%(d)	—	30%	—	—	—
Average interest rate in foreign currency	1%	—		1	%(d)	—	9%	—	—	6%
Annual average interest rate in local currency	1%	26%		3%		—	8%	—	—	—

(a)	Trade receivables balances include 20 past-due classified as noncurrent taking into account Company´s Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.
(d)	Does not include the interest accrued by the Patriotic Bond.

4. RESERVE FOR FUTURE DIVIDENDS

Different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel´s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of June 30, 2004 these assets have a book value of about 609 million pesos and approximately 532 million pesos (both restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1. Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 43 million pesos as of June 30, 2004 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the Law No. 19,550 until December 10, 2004.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, that if necessary, it will provide such financing directly to meet Telinver S.A.’s needs of funds or capital contributions.

6.2. E-Commerce

The Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259

Total	1,746,052,429

(1)	All shares have equal voting rights.

Over the last years/period, the Company’s capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001, 2002 and 2003	Capital stock as of June 30, 2004
Class A	1,091,847,170	1,091,847,170	1,091,847,170
Class B	654,205,259	654,205,259	654,205,259
Total	1,746,052,429	1,746,052,429	1,746,052,429

8. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

9. COMMITMENTS

9.1 IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of the Company’s information systems. The Company, TCP S.A., Telinver and TDA S.A. (referred to jointly herein as “the Companies”) have executed a contract with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price. The agreement stipulated that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets that were dedicated to providing the services at that date. Over the duration of the contract, the companies shall pay IBM a monthly charge as consideration for the base line services to be received under the contract, and other charges for the use of additional resources. The charges for the service received in the periods ended on June 30, 2004 and 2003 arise from final agreements between the parties in relation to the value of the services received. On the basis of a supplementary contract agreed upon by the parties, the Company undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004 to December 2006 the amount of 44.8 million Pesos and US$ 35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos half yearly upon request by the parties.

9.2 Other

Telefónica signed contracts covering works to be executed in the outside and inside plant, rent and others, of which approximately 283 million pesos are pending.

10. RATES

10.1 Rate regulations

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

The Regulatory Authority shall be responsible for establishing the rules necessary for the implementation of all the above mentioned measures.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

10.2	Price Cap

Under the tariff regulation mechanism in effect known as Price Cap, to which the Company is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate

Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 11.c), awarded a precautionary measure ordering the National Government, the Company and Telecom Argentina S.A. (“Telecom S.A.”) “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company, Telecom Argentina S.A. and the S.C. entered into agreements for the application of the Price Cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The Price Cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The Price Cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non-application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non-computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. As concerns the Price Cap for the 2002-2003 period, was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above mentioned agreements require the approval of the Ministries of Economy and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of the Company’s Management and its legal counsel, the resolution of these issues related to the Price Cap and the complaint filed by Consumidores Libres might exclusively affect the maximum tariffs for future services that the Company is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of June 30, 2004, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, the discounts applied as a result of the implementation of the Price Cap corresponding to period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the agreements mentioned.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system.

Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

10.3 Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11. LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of June 30, 2004, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 64.9 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of June 30, 2004 the Company has paid approximately 6.8 million pesos (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	International Telecommunication Union Liability

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with the Company, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million pesos (see note 3.1.j), which Telefónica understands is its total liability as of June 30, 2004. In the opinion of the Company´s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom Argentina S.A., Telintar Argentina S.A. (“Telintar S.A”) and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom Argentina S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

12. NEGOTIABLE OBLIGATIONS

As of June 30, 2004, there were eight negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)			Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
11/94	US$	54.4	(d)	10	11/2004	11.875	a)
05/98	US$	125.6		10	05/2008	9.125	a)
06/02	US$	71.4		4	07/2006	9.875	b)
08/03	US$	189.7		4	11/2007	11.875	b)
08/03	US$	212.5	(e)	7	11/2010	9.125	b)
08/03		$0.1	(c)	8	08/2011	10.375	b)
08/03	US$	144.6	(f)	8	08/2011	8.85	b)
05/04		$163.3	(g)	1	05/2005	8.05	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 26.6 million called during 2003 and 2004.
e)	Net of US$ 7.5 million called during 2004.
f)	Net of US$ 3.5 million called during 2004.
g)	Correspond to bonds with zero coupon.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

On June 29, 2004, the Board of Directors of the Company authorized the issuance of the Second Series of Negotiable Obligations under this Program for a total amount of up to 200 million Pesos which has not been issued yet.

On May 19, 2003 the Company’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer were the original amounts of those issued in November 1994 and in May 1998. On August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007, and US$ 220 million due in November 2010, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, and paid in cash the amount of US$ 24 million and $4.6 million in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, the Company transferred immediately COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

13. FINANCING

As of June 30, 2004, Telefónica’s unconsolidated current assets are lower than its unconsolidated current liabilities in 1,328 million pesos, the latter including approximately 48% (US$ 312 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans .

As of December 31, 2003, the Company’s short-term debt amounted to US$ 637 million. At that time, the Company could not assure that it would be able to meet its current debt obligations at their maturity date.

During 2004, as well as in prior periods, the Company managed to gradually reduce its short-term indebtedness through a combination of partial payments and short and long-term re-financing.

In addition, in May 2004 the Company succeeded in placing $150 million pesos with a one-year term and expects to arrange for additional placements in the future. Those placements in conjunction with internally-generated cash flows and possible re-financings options and/or other financing alternatives that the Company, may consider will enable the Company, in the opinion of Management, to settle or successfully refinance the remaining balance of its short-term indebtedness.

In turn, subsequent to June 30, 2004, TISA has re-financed liabilities in the amount of US$134 million in monthly installments maturing from January through November 2005 (this situation was taken into consideration in the classification of short and long-term indebtedness as of June 30, 2004) and has advised the Company that, as of the date of issuance of these financial statements, it was still assessing other financing alternatives for the Company including, if necessary, providing additional financing.

-Long-term bank financing

The Company has borrowed long term funds from major financial institutions in an amount equivalent to 271 million pesos as of June 30, 2004. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of June 30, 2004, Telefónica and its controlled company owed, approximately 1,106 million pesos (about US$ 374 million) to related parties, which mature until November, 2005 and accrue interest at one-month LIBOR plus between 5% and 9% per annum for Telefónica and Telinver. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until March 20, 2005, or in the case of debt maturing after that date, until the due date of the debt: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of August 9, 2004, subject to a condition that no other debt be accelerated on similar grounds.

14. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

14.1 PATRIOTIC BOND

In 2001, the Company signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in US Dollars, is made out to bearer, and is negotiable in local and foreign stock markets. The terms and conditions of the issue allow for the use of these securities to pay national taxes in the event of default to pay the principal and/or interest when due. Since January 2002 the National Government has not honored the payment commitments related to the interest coupons of that bond, the Company has proceeded to offset them against taxes. Although the Company has used the overdue principal and interest to settle its tax liabilities, as from October 2003 such offset feature has been suspended until completion of the voluntary exchange of Argentine Sovereign Debt Securities (Decree No. 493/04).

The Company has valued and disclosed its Patriotic Bond holdings taking into consideration what was said in the previous paragraph and the fact that the Argentine Government included it in the list of bonds eligible for sovereign debt restructuring (See Note 2.3.b).

14.2	TAX CREDIT CERTIFICATES

In 2001, the Company signed a TCC subscription agreement for a total amount of US$ 15 million, which was fully paid, and which were converted to Pesos at the $1.40/US$1 (with the subscription amounting to $21 million), adjustable by CER. Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be offset at their technical value against liabilities related to VAT or income tax or any other future substituting or replacing tax, both for payment of tax returns and for prepayments.

The Company settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment on the scheduled due dates. On July 19, 2004, the Company settled VAT liabilities corresponding to June 2004 by applying the amount of tax credit certificates covered by the fourth installment.

15. PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

15.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of June 30, 2004. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 15.3).

15.2.	COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom Argentina S.A. until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC is in process of the technical review of existing network related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

15.3.	OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

During the six-month periods ended June 30, 2004 and 2003, the following transactions were made with the controlling shareholder of the Company and companies related to the parent, respectively in each of the following periods:

	June 30, 2004	June 30, 2003
	(Loss) / Income
Management Fee
Telefónica S.A.- Sucursal Argentina	(34)	(55)

Net income (loss) from goods and services

TCP S.A.	58	52
TDA S.A.	21	14
Atento Argentina S.A. (“Atento S.A.”)	(8)	(5)
Telefónica Ingeniería de Seguridad S.A.	(1)	(2)
Telefónica Data USA	—	(1)
Telefónica S.A. – Sucursal Argentina	(3)	—
Telefónica Procesos y Tecnología de la Información	(3)	—
Emergia Argentina S.A. (“Emergia S.A.”)	2	3
C.P.T. Telefónica Perú	7	2
Televisión Federal S.A.	(1)	—
CTC Mundo S.A.	1	—
Telefónica Investigación y Desarrollo	(1)	—
Telefónica de España	(1)	—
Telefónica del Brasil	1	—
Telefónica Internacional Wholesales Services (“TIWS”)	1	—

	73	63

Net loss on financial charges
TISA	(65)	(122)

	(65)	(122)

Purchases of good and services
TDA S.A.	3	7

	3	7

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of June 30, 2004 and December 31, 2003 are:

	June 30, 2004	December 31, 2003
ASSETS

Trade receivables

CTC Mundo S.A.	—	3
Emergia S.A.	—	1
Katalyx Argentina S.A.	—	1
Communication Technologies Inc.	7	—
Adquira S.A.	—	1
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona”)	6	—
Televisión Federal S.A.	1	—
C.P.T. Telefónica Perú	3	1
Emergia Uruguay S.A.	—	1
Total Trade receivables	17	8

	June 30, 2004	December 31, 2003

Other receivables

TDA S.A.	31	40
T-Gestiona S.A.	—	4
Atento S.A.	7	7
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	2
TISA (3)	4	—
Others	1	—

Total Other receivables	45	53

TOTAL ASSETS	62	61

LIABILITIES

Trade Payables

TESA	2	3
CTC Mundo S.A.	3	—
Telefónica S.A. – Sucursal Argentina (1)	65	76
Emergia S.A.	65	68
Telefónica Procesos y Tecnología de la Información	7	4
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	—	1
TCP S.A.	3	—
Televisión Federal S.A.	—	1
Telefónica Investigación y Desarrollo S.A.	5	5
Telefónica Ingeniería de Seguridad	1	—

Total Trade Payables	152	159

Bank and Financial Liabilities
TISA (2)	1,106	1,576

Total Bank and Financial Liabilities	1,106	1,576

Other Payables
TESA	9	10
TCP S.A.	—	13
Telefónica S.A. - Sucursal Argentina	1	2

Total Other Payables	10	25

TOTAL LIABILITIES	1,268	1,760

(1)	Corresponding to liabilities by management fee.
(2)	See note 13.
(3)	Corresponds to the option to purchase and sale of US dollars with TISA.

16. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

In the context of the transition to competition in telecommunications, the National Executive Power has issued the Decree No. 764/00 which repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

17. Stock purchase program

TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The options under the program corresponding to Telefónica and Telinver’s personnel as of June 30, 2004 and December 31, 2003 total 2,420,262 and 2,504,580 respectively, involving a total amount of shares of 93,087 and 96,330 as of those dates.

18. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restriction will not have a significant effect on the Company’s operations.

19. BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) segment included in Telinver’s operations.

	Basic Telephony Services				Yellow Pages Services		Consolidation Adjustments / Reclassifications (1)		Total
	Jun-04		Jun-03		Jun-04	Jun-03	Jun-04	Jun-03	Jun-04	Jun-03
Net revenues to unaffiliated customers	1,425		1,324		15	13	—	—	1,440	1,337
Net intersegment revenues	4		3		1	—	(5)	(3)	—	—

Total Net Revenues	1,429		1,327		16	13	(5)	(3)	1,440	1,337

Net (Loss) / Income	(22	)(2)	802	(2)	(9)	10	—	—	(31)	812

Depreciation and Amortization on fixed and intangible assets	585		658		2	2	—	—	587	660

	Jun-04		Dec-03		Jun-04	Dec-03	Jun-04	Dec-03	Jun-04	Dec-03
Investment on Fixed and Intangible Assets	169		205		—	—	—	—	169	205
Total Assets	7,717		8,209		97	114	(9)	(11)	7,805	8,312
Total Liabilities	4,927	(2)	5,397	(2)	140	148	(9)	(11)	5,058	5,534
Investments in equity method investees	1		2		—	—	—	—	1	2

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the income and liabilities related to the Company’s investment in Telinver.

20. ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

21. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets
b)	Intangible assets
c)	Investments in shares, securities issued in series and holdings in other companies
d)	Other investments
e)	Allowances and accruals
f)	Cost of services provided
g)	Assets and liabilities in foreign currency
h)	Expenses incurred

a) Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)	Net retirements	Transfers	Amounts at the end of period
Land	117	—	—	—	117
Buildings	1,740	—	—	—	1,740
Switching equipment	4,131	—	—	6	4,137
Transmission equipment	3,796	—	—	28	3,824
Network installation	7,543	—	—	4	7,547
Telephones, switchboards and booths	626	12	(15)	3	626
Furniture, software and office equipment	1,033	1	—	3	1,037
Automobiles	27	3	—	—	30
Construction in process	215	115	—	(36)	294
Materials	77	33	(23)	(8)	79
Prepayments to vendors	10	3	—	—	13

Total	19,315	167	(38)	—	19,444

	Depreciation					Net book value at the end of period
Main account	Accumulated at beginning of year	Useful life (in years)	For the period	Retirements	Accumulated at the end of period
Land	—	—	—	—	—	117
Buildings	495	50	20	—	515	1,225
Switching equipment	3,301	10	137	—	3,438	699
Transmission equipment	2,488	10	145	—	2,633	1,191
Network installation	4,091	15	218	—	4,309	3,238
Telephones, switchboards and booths	609	5	22	(15)	616	10
Furniture, software and office equipment	964	1 - 3	37	—	1,001	36
Automobiles	25	5	1	—	26	4
Construction in process	—	—	—	—	—	294
Materials	—	—	—	—	—	79
Prepayments to vendors	—	—	—	—	—	13

Total	11,973		580	(15)	12,538	6,906

(1)	Includes capitalized interests in construction in process amounts to 2. See note 2.3.f).

a) Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)	Net retirements	Transfers	Amounts at the end of year
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayments to vendors	11	(1)	—	—	10

Total	19,221	186	(92)	—	19,315

	Depreciation					Net book Value at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 -3	103	—	964	69
Automobiles	32	5	—	(7)	25	2
Construction in process	—	—	—	—	—	215
Materials	—	—	—	—	—	77
Prepayments to vendors	—	—	—	—	—	10

Total	10,745		1,285	(57)	11,973	7,342

(1)	Includes capitalized interests in construction in process amounts to 8. See note 2.3.f).

b) Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of period
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition obligation	5	1	6
Deferred expenses	75	1	76
License (Frequencies)	59	—	59

Total	211	2	213

	Amortization			Net book value
Main account	At beginning of year	For the period	At end of period
Licenses to use the Logo and trademarks	16	2	18	32
Assignment of rights	14	1	15	7
No competition obligation	3	—	3	3
Deferred expenses	45	4	49	27
License (Frequencies)	51	—	51	8

Total	129	7	136	77

b) Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of year
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition obligation	5	—	5
Deferred expenses	56	19	75
License (Frequencies) (1)	59	—	59

Total	192	19	211

	Amortization
Main account	At beginning of year	For the year		At end of year	Net book value
Licenses to use the Logo and trademarks	12	4		16	34
Assignment of rights	12	2		14	8
No competition obligation	3	—		3	2
Deferred expenses	29	16	(2)	45	30
License (Frequencies) (1)	49	2		51	8

Total	105	24		129	82

(1)	At end of period, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.
(2)	Includes 8 corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 12) as mentioned in note 2.3.g).

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004					2003
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost (1)	Book Value	Book value
Noncurrent assets (1):

Other investments	—	—	—	—	13	13
Subsidiaries and affiliates E-Commerce Latina S.A. (2)	Common	$1.0	12,000	33	1	2

Total noncurrent					14	15

Total					14	15

(1)	See note 2.3.e).
(2)	Financial Statements as of June 30, 2004 approved by E-Commerce Latina S.A.’s Board of Directors on July 28, 2004, with unqualified auditor’s opinion by Abelovich, Polano & Asociados dated July 28, 2004.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004	2003
Main account and features	Book value
Current investments:
Foreign currency deposits (note 21.g)	225	330
Local currency deposits	17	4
Mutual funds	—	2

Total	242	336

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004
Account	Balance at beginning of year	Increases		Decreases		Balance at end of period
Deducted from current assets:
For doubtful accounts	216	32	(5)	(40	)(1)	208
For impairment in value and slow turnover	7	—		—		7

	223	32		(40)		215
Deducted from noncurrent assets:
For doubtful accounts	8	—		—		8
For other receivables – Impairment of Patriotic Bond (6)	60	4		(4)		60
For other receivables – Deferred tax assets (3)	1,258	6		(103)		1,161

	1,326	10		(107)		1,229

Total	1,549	42		(147)		1,444

Included in current liabilities:
Contingencies	3	2		(1)		4

	3	2		(1)		4
Included in noncurrent liabilities:
Contingencies	219	30		—		249

Total	222	32	(4)	(1)		253

	2003
Account	Balance at beginning of year		Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	380		66	(5)	(230	)(1)	216
For impairment in value and slow turnover	7		—		—		7

	387		66		(230)		223
Deducted from noncurrent assets:
For doubtful accounts	25		—		(17	)(1)	8
For other receivables – Impairment of Patriotic Bond (6)	—		60		—		60
For other receivables – Deferred tax assets (3)	1,660		—		(402)		1,258

	1,685		60		(419)		1,326

Total	2,072		126		(649)		1,549

Included in current liabilities:
Contingencies	3	(7)	3		(3)		3

	3		3		(3)		3
Included in noncurrent liabilities:
Contingencies	160		60		(1)		219

Total	163		63	(4)	(4)		222

(1)	In 2004 and 2003, includes 35 million and 79 million, respectively, of recovered doubtful accounts.
(2)	Include the monetary gain effect on balances.
(3)	See note 2.3.j).
(4)	In 2004 and 2003, includes 20 million and 34 million in Other expenses net and 12 million and 29 million in Financial income/loss on liabilities in the statement of operations.
(5)	Included in selling expenses in the statements of operations.
(6)	See notes 2.3.b) and 14.1
(7)	In 2003, net of 1 million in Other receivables.

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	June-04	June-03
Inventories at beginning of year	20	22 (2)
Purchases	12	7
Operating expenses (note 21.h)	8	5
Holding losses (note 3.1.l)	—	(1)

Subtotal	40	33
Inventories at end of period	(26)	(24)

Total (note 3.1.k)	14	9

(1)	Includes cost of telephone directories and telephone equipment.
(2)	In 2003, net of 2 million corresponding to the paper consumption provision of Telinver.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF JUNE 30, 2004 AND DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2004				2003
	Amount in units of foreign currency (2) (in millions)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (2) (in millions)	Currency	Book value in millions of pesos
ASSETS

Current assets
Banks	1	US$	2.958000	2	—	—	—

Investments
Foreign currency deposits	77	US$	2.958000	225	112	US$	330

Trade receivables	8	US$	2.958000	22	11	US$	33
	2	SDR	4.337079	9	2	SDR	8
Other receivables
Related Companies	8	US$	2.958000	24	10	US$	30
Granted Guarantees	3	US$	2.958000	9	1	US$	3
Financial prepayments	4	US$	2.958000	10	4	US$	11
Prepayment to vendors (1)	1	US$	2.958000	3	3	US$	10
	—	—	—	—	1	BRL	1
	3	EURO	3.598100	12	3	EURO	12
Financial Instruments	1	US$	2.958000	2	—	US$	1
Other	—	—	—	—	1	US$	2

Total current assets				318			441

Noncurrent assets
Investments
Other investments	4	US$	2.958000	13	4	US$	13

Other receivables
Patriotic Bond (3)	8	US$	2.958000	24	8	US$	22
Financial Instruments	1	US$	2.958000	2	1	US$	2
Other	—	—	—	—	—	US$	1

Total noncurrent assets				39			38

Total assets				357			479

LIABILITIES

Current liabilities
Trade payables	33	US$	2.958000	99	40	US$	116
	2	SDR	4.337079	9	3	SDR	13
	2	EURO	3.598100	8	2	EURO	8
	—	—	—	—	—		£2

Bank and financial payables	406	US$	2.958000	1,202	658	US$	1,930
	2	EURO	3.598100	7	2	EURO	8
	1,106		¥0.027071	30	1,111		¥30
Other payables
Related Companies	—	US$	2.958000	1	—	US$	1
	3	EURO	3.598100	9	3	EURO	10
Financial Instruments	4	US$	2.958000	13	4	US$	13

Total current liabilities				1,378			2,131

Noncurrent liabilities
Bank and financial payables	825	US$	2.958000	2,439	784	US$	2,298
	18	EURO	3.598100	66	19	EURO	71
	6,223		¥0.027071	168	6,742		¥184

Other payables
Financial Instruments	6	US$	2.958000	17	7	US$	20

Total noncurrent liabilities				2,690			2,573

Total liabilities				4,068			4,704

(1)	Includes 13 and 10 million of argentine pesos in 2004 and 2003, respectively, corresponding to prepayment to vendors for purchases of fixed assets and materials.
(2)	Includes figures less than a million foreign currency.
(3)	See note 3.1.c)

US$:	US dollars	EURO:	European Currency
¥:	Yens	SDR:	Special Drawing Rights
£:	Pounds	BRL:	Brazilian Reals

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2004 AND 2003

(amounts stated in millons of Argentine Pesos, restated as described in note 2.2)

	2004						2003
	OPERATING EXPENSES
ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	TOTAL	TOTAL
Salaries and social security taxes	138	4	27	25	—	194	168
Other Payroll expenses	1	1	2	—	—	4	3
Fixed assets depreciation	538	—	35	7	—	580	641
Fees and payments for services	156	—	67	25	—	248	228
Advertising	—	1	—	18		19	13
Directors’ and statutory auditors’ fees	—	—	3	—	—	3	2
Insurance	—	—	6	—	—	6	8
Material consumption and other expenditures	27	—	2	3	—	32	27
Management fee	30	—	4	—	—	34	55
Transportation	7	1	—	—	—	8	7
Taxes	18	—	1	8	—	27	21
Rentals	18	1	3	—	—	22	24
Commissions	—	—	—	11	—	11	11
Allowance for doubtful accounts	—	—	—	32	—	32	4
Recovery of doubtful accounts (2)	—	—	—	(46)	—	(46)	—
Intangible assets amortization (1)	2	—	1	—	—	3	4
Employee terminations	—	—	—	—	19	19	26
Tax on checking account credits and debits	—	—	16	—	—	16	12
Other	—	—	—	—	18	18	8

Total June 30, 2004	935	8	167	83	37	1,230

Total June 30, 2003	962	5	182	79	34		1,262

(1)	Not including 11 million and 15 million in 2004 and 2003, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income in the statement of operations.
(2)	In 2004, includes 11 million corresponding to collections from customers written off as of December 31, 2003

Operating and Financial Review and Prospects

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the six-month periods ended June 30, 2004 and 2003. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see note 2.2.).

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”) . The preparation of financial statements in accordance with generally accepted accounting principles requires the Company´s Management to make estimates. Ultimate results could differ from those estimated if the Company´s estimates used in those estimates do not actually occur.

The Company believes the following represents its critical accounting policies. The Company´s accounting policies are more fully described in Notes 2, 13 and 14 to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the depreciable lives for each category of fixed assets. The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make estimations about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimations could be material to its financial position, as well as its results of operations. Company’s Management estimations about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict;

•	the evaluation of fixed assets and limited life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and before interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make estimations about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management´s estimations about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, estimations of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s management, based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets as of June 30, 2004. Notwithstanding the foregoing, as explained in note 10.1, to the financial statements, the Company will continue to monitor the situation forecasted and to assess the effect of any new future developments;

•	the creation of reserves for contingencies assessed as likely by the Company´s Management, based on its estimates and in the opinion of its legal counsels (see Note 11 to the financial statements with respect to unreserved contingencies);

•	the Company’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making its assessment, the Company’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the statutory limitation periods applicable to tax loss carryforwards and the variables which affect the future taxable results, including the related to the effect of the final outcome of the tariff renegotiation pending (See note 10.1 to the financial statements), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income;

•	the creation of allowances, amounting to 249 million pesos set up to cover doubtful accounts based on the Company’s estimations regarding the terms and conditions of their potential future collection; and

•	the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. The Company’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, actually in default, because its recoverability it’s not guaranteed actually by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. The Company’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see note 14. to the financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of these financial statements and the reported amounts of revenues and expenses during the period being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.3.f), 2.3.j), 2.6, 10, 13 and 14 to the financial statements.

Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and;

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

After the institutional, political, economic, financial and social crisis that took place in late 2001 and 2002, Néstor Kirchner (Justicialist Party) assumed in as President of Argentina on May 25, 2003, following the elections held in April that year. Also, in the second half of 2003, new authorities were elected for executive and legislative offices, both at the provincial and municipal levels. At present, the Justicialist Party controls most of the provincial governorships and, has absolute majority in both Houses of the Argentine Congress.

In spite of having been elected with 22% of the votes, President Kirchner continues to show acceptable levels of public image. This is one of his main political support after his first year in office. Given this normalization in the scenario, the institutional and political uncertainty inherited by his administration has been dispelled to a large extent. However, the current degree of balance in the internal forces of the Justicialist Party is not yet clear.

Even though relationships between the Argentine Government and multilateral credit agencies are still ongoing, some tension re-surfaces whenever there is a review of the goals stipulated in the agreement signed with the IMF in September 2003, pursuant to which the maturities of payments of principal may be renewed for a three-year period. Although quantitative goals have been met and exceeded, the issue under discussion now relates to the qualitative goals, which most important issues are: (i) re-negotiation of the sovereign debt declared in default, (ii) re-negotiation of contracts with privatized utilities companies, (iii) enactment of a Tax Liability Law, (iv) enactment of a Federal Tax-Sharing Agreement Law, (v) normalization of the financial system, and other fiscal and tax corrective measures.

Some qualitative goals are currently under discussion and a positive outcome is expected the following weeks. And in some other cases, condonations shall be requested due to the likelihood of non-compliance, in order to finally unlock the ongoing review of the agreement with the IMF mentioned in previous paragraphs.

As regards the re-negotiation of Argentina’s defaulted sovereign debt, the Argentine Government has dramatically improved the terms of the exchange, from a proposed 92% reduction (as offered in Dubai in September 2003) to an approximate 75% reduction (as offered in June 2004 in Buenos Aires). Not only is the Argentine Government now recognizing past-due interest accrued since the default in December 2001, but it is also offering a higher average interest rate and a lower average term for the new bonds. Also, the offer includes an adjustment based on the growth of the country’s Gross Domestic Product (“GDP”) and the CER adjustment in the case of issuances in Pesos. In spite of these improvements, the extended grace period before starting amortization payments has been maintained and the offer assumes the existence of high and constant local demand in addition to a permanent roll-over by multilateral credit agencies until, at least, 2014. Lastly, the offer has not improved fiscal efforts, which are established in not more than 3% of GDP.

With this new proposal the Government aims at exceeding the 70% acceptance received by the exchange offer. It must be noted, though, that there has been higher pressure from groups of bondholders who demand, once again, improvements to the proposal of the Government on the understanding that such proposal is arbitrary and unilateral. Meanwhile, the Argentine Government has filed to the SEC all applicable documentation, which is now pending of approval.

However, despite the persistence of the cessation of payments and the fact that several aspects of the country’s economy must still be regularized, local economic activity has not been harmed and recovery continues at a lively pace. In the course of 2003, Real GDP rose by 8.8% (Consumption: 7% and Fixed Domestic Gross Investment: 38%). And in the first quarter of 2004, Real GDP grew by 11.2% (Consumption: 8% and Fixed Domestic Gross Investment: 51%). In addition, the manufacturing industry has accumulated an 8.3% growth in the first five months of 2004 whilst Public Utilities have risen to 18.7% in the same period.

Inflation also seems to be under control. Retail prices as measured by the Consumer Price Index (“CPI”) rose by only 3.7% during 2003 and have accumulated a 3.3% increase in the first semester of 2004. Wholesale prices as measured by the internal Wholesale Price Index (“WPI”) increased only by 2.0% during 2003 and have accumulated a 3.8% rise in the same period of 2004. But, it should be stressed that there has been practically no increases in public utilities tariffs and rates and that the agreements to maintain a cap on fuel prices are still in force. Given this environment, the purchasing power of formal wages has begun to recover from its low levels.

Employment figures continue to improve, though at a lower pace. The unemployment rate was 14.4% during the first quarter of 2004, falling down from levels in excess of 20% at the time of the crisis and with the level of economic activity being relatively stable, i.e., the number of job-seekers in the population.

In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 50% of the country’s total population and indigence levels exceed 20% of the country’s total population. Unemployment and public insecurity are the two main demands of Argentine society. But public insecurity and the conflict with groups of militant unemployed workers (pickets) are the ones that escalated the most in recent months.

As regards the main financial variables, the situation seems to be more relaxed than initially expected given the volatility inherent in the negotiations with the IMF and the process to restructure the country’s defaulted sovereign debt. The US$/Peso exchange rate continues to be under $3 per US dollar, and in recent months it has varied in the range of $2.85-2.95 per US dollar and in the range of $2.95-3.00 per US dollar, in the last few weeks, with no major harm to the weak confidence of savers. Flights of capitals are decreasing from quarter to quarter, although, to a large extent, this decrease may be explained by the drop in the residents’ capacity to generate savings in US dollars.

In spite of the fact that the MerVal index showed levels in excess of 1.250 points in mid-March 2004, the subsequent correction, strong and fast, led it back to a three-digit level. The MerVal has not yet managed to exceed the 1.000-point barrier. The excess of liquidity in the stock market has now taken a position in the bond market, specially in the niche of “performing” Government securities adjustable by CER as a result of the abundance in the primary surplus figures shown in recent months by the Argentine Government, which decreases the risk associated to such Government securities.

Interest rates continue to be very low, and even stand at negative levels in real terms. The abundant liquidity caused by the increase in deposits and the slow pace in the expansion of loans generates only low needs of funding in the local financial system. The issuance of LEBACs by the BCRA to sterilize the issuance of currency continues to establish reference interest rates at low levels. There is still margin, however, to enhance the money base according to the goals agreed with the IMF and the Central Bank’s Monetary Program.

The prospects of the different analysts for the incoming months show a continuing recovery in economic activity, though at a slower pace than in the past, basically due to a decrease in external stimulation in terms of volume demanded and prices offered and to operating restrictions – in some cases – related to power supply sources and installed capacity. As regards prices, the consumer inflation rate is in the region of 6.5% for the whole year 2004, i.e., close to the bottom limit proposed by the economic and monetary authorities in late 2003 and the wholesale price rate is under the influence of the evolution of international oil prices and the conflict in the Middle East. Employment figures will continue to improve but they would not show major advances shown during 2003.

In financial markets, the US dollar would continue to appreciate in real terms whereas the interest rate types would tend to increase, though slightly, following the rising dynamics that the Federal Reserve will insufflate for the purpose of preserving domestic saving levels. The market for stocks, variable and fixed income securities will oscillate based on the re-negotiation of Argentina’s defaulted sovereign debt and the process to review the targets agreed with the IMF.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	June 30,
	2004	2003
WPI (% change) (1)	3.8	(2.5)

(1)	Price index figures are for the periods ended June 30, 2004 and 2003.

	June 30,
	2004 (3)	2003 (2)
Gross domestic product (annual % change)	7.2	6.7

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of the Company’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, the Company filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No.304/03, the Secretary of Communications (“S.C.”) established that the Company should readjust the presentations submitted, supplying additional information. The Company has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US Dollars in addition to a right for the Company to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indices and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the $ 1 to US Dollar 1 exchange rate. Furthermore, this Law authorized the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utilities: a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the renegotiation proposals to National Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the National Executive Power shall resume the process to renegotiate the respective agreement. This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

Under the legal framework described, on May 20, 2004, the Company, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving the Company’s rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

The Regulatory Authority shall be responsible for establishing the rules necessary for the implementation of all the above mentioned measures.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since early 2002, are to be considered extraordinary events that significantly modified the economic and financial equation, therefore allowing the introduction of changes in the tariff regime to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

The Company filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US Dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US Dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. The Company proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the opinion of the Company’s Management and its legal counsel, in accordance with the general principles of administrative law, as applicable to the Transfer Contract and to the List of Conditions, future tariffs should be established in such a level as to cover sufficiently the costs of the service in order to preserve a regular, continuous and efficient supply of the telephone public service within the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effect of the current situation in relation to such clauses in the Transfer Contract. It is possible that such tariff regime will not maintain the value of its tariffs in US Dollars or in constant Pesos in connection with any previous increase or possible future increase in the general price level. If, as a result of the re-negotiation mentioned before, future rates evolve at a pace that do not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Contract intend to preserve, such rate system could have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such regime shall be implemented.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law. Likewise, as the Memorandum of Understanding provides the pass-through to tariffs of any new tax or charge or any variation in those currently in force, by operation of the rules of the Transfer Contract and the List of Conditions, it implies the acknowledgment of the tariff provisions contained therein.

Comparison of Results of Operations for the six month-periods ended June 30, 2004 and 2003.

All references made below to 2004 and 2003 are to the Company’s for the six month-periods ended June 30, 2004 and 2003, restated as described in note 2.2 to the financial statements.

For purposes of this section, references to the “Company” are to the Company together with its consolidated affiliates.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

Net revenues increased by 7.7% to $1,440 million in 2004 from $1,337 million in 2003.

The increase in revenues was principally due to an increase in the consumption of sundry services, an increase in the plant.

The following table shows operating revenues in millions of pesos by category of services for the six month-periods ended June 30, 2004 and 2003 restated as described in note 2.2 to the financial statements.

	Millions of Argentine Pesos
	2004	2003	Variation
Basic telephone service
Measured service	408	391	4.3%
Monthly basic charges (1)	356	325	9.5%
Special services	221	177	24.9%
Installation charges	20	14	42.9%
Public phones	98	91	7.7%
Access charges	171	172	-0.6%
International long-distance service	55	51	7.8%
Direct Lines	40	42	-4.8%
Publishing telephone directories	12	12	—
Other	59	62	-4.8%

Total	1,440	1,337	7.7%

(1)	Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, and to customers of other operators routed through the Company’s networks as well as other operators’ networks. Additionally, this includes income corresponding to customers of other operators who have elected to pre-subscribe the long-distance service with the Company.

Measured service increased in $17 million or by 4.3% to $408 million in 2004 from $391 million in 2003 The variation was mainly due to a 3% increase in the total average number of billable lines and an approximately 6% increase in average local and domestic long distance consumption by line; these increases were partially offset by an approximately 33% increase in the commercial discounts granted in 2004 compared to those granted in 2003.

Monthly basic charges increased in $31 million or by 9.5% to $356 million in 2004 from $325 million in 2003. The variation was mainly due to a (i) an increase in the Company’s average number of billable lines, which generates charges for approximately $ 2 million, (ii) an increase in revenues from supplementary services for $10 million, mainly due to the increase in lines in service of approximately 11.5%, and (iii) a reduction in the average number of lines out of service that generates an increase in the monthly basic charge.

Special services increased in $44 million or by 24.9% to $221 million in 2004 from $177 million in 2003. The variation was mainly due to: (i) an approximately $ 4 million (or 15%) increase in Internet access and traffic, mainly due to a rise in consumption; (ii) an $21 million increase mainly due to the rise in the number of ADSL users, which grew by approximately 130%, (iii) a $4 million increase in revenues from prepaid cards, mainly due to an approximately 18% increase in the number of consumed minutes, and (iv) a increase in the services provided to certain operators for approximately $ 10 million.

Revenues from installation charges increased by 42.9% to $20 million in 2004 from $14 million in 2003. The variation was mainly due to a 62% increase in line connections, partially offset by a drop in the average price per connection.

Revenues from public phones increased in $7 million or by 7.7% to $98 million in 2004 from $91 million in 2003. The variation was due to an 8.6% increase in the average number of lines for public telephony service, principally due to an increase in the number of third-party owned pone booths.

The Company invoices and collects income resulting from call termination of other operators through the Company’s Network, and pays to the other operators the cost of using their networks (see operating costs “Fees and Payments for Services”).

Revenues resulting from network access (interconnection) in 2004 amounted to $ 171 million, which, compared to $ 172 million in 2003, represent a $ 1 million decrease or by a 0.6% reduction. The variation is mainly due to the renegotiation of prices with suppliers on the basis of the application of the CER in 2003 (see note 2.3.l) to the financial statements, offset by a 15% increase in interconnection traffic.

International long-distance service revenues increased by 7.8% to $55 million in 2004 from $51 million in 2003. This variation was mainly due to: (i) an 11% increase in customers’ outgoing traffic; (ii) an increase in incoming traffic with international carriers both partially offset by decrease in tariff to customers and accounting rates.

Revenues from Direct Lines were $40 million in 2004, a 4.8% decrease as compared to $42 million in 2003. This variation was mainly due to a 4% decrease in the average prices collected which depend on the transmission capacity and the distance between lines and to the number of digital direct lines installed.

Revenues from the publishing of telephone directories were $12 million in 2004, the same amount as in 2003. This is mainly due to a slight increase in advertisement sales in phone booths, offset by the re-scheduling of directory distribution in certain areas.

“Other” income increased to $59 million in 2004, from $62 million in 2003 which represents a decrease of 4.8% ($3 million). This variation is mainly due to a $ 1 million decrease in service reactivation charges, among other services.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 2.7% to $1,199 million in 2004 from $1,232 million in 2003.

The following table shows the breakdown of expenses for the six-month periods ended June 30, 2004 and 2003 (net of intercompany eliminations), in million pesos restated as described in note 2.2 to the financial statements.

	Millions of Argentine pesos
	2004	2003	Variation
Salaries and social security taxes	194	168	15.5%
Depreciation and amortization of fixed assets and intangible assets (1)	583	645	-9.6%
Fees and payments for services	267	241	10.8%
Material consumption and other	32	27	18.5%
Allowance for doubtful accounts	(14)	4	-450.0%
Sales costs (2)	6	4	50.0%
Management fee	34	55	-38.2%
Other	97	88	10.2%

Total	1,199	1,232	-2.7%

(1)	Excluding the portion corresponding to financial expenses.
(2)	Net amount of capitalizations in relation to directory publishing for 8 and 5 million in 2004 and 2003, respectively.

The main variations of operating cost refer to:

Salaries and social security taxes increased by 15.5% ($26 million) to $194 million in 2004, from $168 million in 2003. The variation was mainly due to salary raises granted to the employees, both those included and not included in the collective bargaining agreement, and additional non-wage allowances granted after June 2003, slightly offset by a decrease in Telefónica’s average headcount, to 8,742 in 2004 from 8,890 in 2003.

The productivity index, measured as lines in service by employee grew from 475.6 in 2003 to 488.2 in 2004, which represents approximately a 2.6% increase.

Total depreciation and amortization presented a decrease to $583 million in 2004, from $645 million in 2003. The decrease was mainly due to the assets that were no longer depreciated after June 2003, mainly transmission, switching and radio equipment, partially offset by the depreciation of investments in fixed assets applied during the second semester of 2003 and the first semester of 2004 related to an increase in activities.

Fees and service charges increased by 10.8% ($26 million) to $267 million in 2004 from $241 million in 2003. In relation to the above mentioned variation, the following increases should be highlighted: (i) fees for technical services and IT of $6 million due to rises in expenses incurred in the development of a new billing system for the Company and to the renegotiation of prices with service suppliers; (ii) commissions on sales for $6 million as a result of the increases in sales by points of sales and external personnel; (iii) charges for interconnection with other operators for $5 million as a result of the price renegotiation, which as of June 2003 were still underway, and an increase in consumption; (iv) security, communication and traveling expenses in an amount of $3 million; (v) network maintenance expenses of $6 million, mainly due to charges for repairs as a consequence of cable theft and increase in preventive maintenance. These increases were partially offset by a reduction in building maintenance and refurbishment expenses of $5 million, mainly due to the completion of the refurbishment works at the new Company’s headquarters in 2003; and (vi) advertising expenses in an amount of $6 million due to an increase in mass media advertisements and telemarketing campaigns.

Costs for material consumption of materials and other supplies increased from $27 million in 2003 to $32 million in 2004, which represents a 18.5% increase. The variation is mainly due to an increase in the maintenance work carried out in the Company’s external plant and an increase in the consumption resulting from an increase in the average number of lines in service (approximately 1% for basic telephony lines and 130% for ADSL connections).

The change in the charge of income for the allowance for doubtful accounts can be summarized as follows: (i) in 2004 the allowance for doubtful accounts was of $32 million, as compared to $4 million in 2003, represents a increase of $28 million; and (ii) a total recovery of $46 million was recorded in 2004, relate to collection of past-due customers. These recoveries resulted from the improved payment capacity of customers as a result of the recovery of the macroeconomic environment and the new recoverability plans implemented by the Company.

Sales costs, net of capitalizations in relation to directory publishing increased from $4 million in 2003 to $6 million in 2004, which represents approximately a 50.0% increase. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by $ 4 million or 66.7%, to $10 million in 2004 as compared to $6 million in 2003. This variation mainly results from the increase in ADSL modems sold by $ 1 million and other inventories of $ 3 million.

The charge to income for management fees dropped from $55 million in 2003 to $34 million in 2004, representing a 38.2% reduction. This is mainly due to a drop in the percentage applicable to determine the obligation (from 9% to 4%) since May 2003 as described in Note 1. to the Company’s financial statements, partially offset by approximately a 10% increase in the income considered for fee calculation.

The charge to income of other operating costs increased from $88 million in 2003 to $97 million in 2004, representing an 10.2% increase. The variation is mainly due to an increase in taxes and in the tax on bank and checking account transactions of $10 million, resulting mainly from an increase in bank transactions. This increase is partially offset by a $2 million decrease in insurance charges and a $3 million decrease in lease charges as a result of the relocation to the new Company headquarters.

Financial Gains and Losses

In 2004 and 2003 interest capitalized totaled $2 million in each six-month period (see note 2.3.f) to the financial statements). For the first six-month periods of 2004 and 2003, net financial gains and losses amounted to a loss of $234 million and a gain of $742 million, respectively, representing a decrease in such charges of $976 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that amounted to a loss of $21 million in 2004 to a gain of $1.000 million in 2003, which represents a variation of $1,021 million between both periods. In addition, interest and financial charges, decreased by $44 million, to a loss of $198 million in 2004 from a loss of $242 million in 2003, mainly due to a decrease in the average exchange rate in this period, a decrease in financial payables and of the interest rate applied to the debt of the Company with its indirect controlling company (TISA) partially offset by a decrease in the interest rate applied to customers for payments in arrears.

Other Expenses, Net

Other expenses, net increased from $34 million in 2003 to $37 million in 2004, representing a 8.8% increase. This variation was mainly due to an increment in the charges for Accrual for contingencies not offset by the decrease in employee terminations.

Net income

Net income decreased from a gain of $812 million in 2003 to a loss of $31 million in 2004, mainly due to the variation of financial charges produced by exchange differences.

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company’s financial statements. By its Resolution No. 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

Additionally, the Company calculates the Minimum Presumed Income Tax. This tax will be in effect for ten fiscal years and is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17).

Tax Reform:

The National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500 and pursuant to General Resolution No. 1,693 (AFIP), it has now increased to $ 5,000 for the fiscal years ended as from June 24, 2004.

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on the Company.

Value Added Tax

Law No. 25,865, published in the Official Bulletin on January 19, 2004, amended the regulations applicable to Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of the tax increase in the billing of telecommunication services to persons under the Simplified Scheme to be eliminated.

Pursuant to Decree No. 806/04, this law shall come into force on July 1, 2004.

Social security contributions

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1,387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Decree No. 491/04 published in the Official Bulletin on April 22, 2004 ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to $ 6,000 with respect to contributions accrued until September 30, 2004; to $ 8,000 from October 1, 2004 to March 31, 2005; to $ 10,000 from April 1, 2004 to September 30, 2005, and the elimination of such ceiling as from October 1, 2005.

Buenos Aires Province turnover tax

Tax legislation for 2003 increased the tax rate from 4.55% to 4.60%.

Royalties to be paid to municipalities for public space occupancy

The lower house of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

The Company considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

Liquidity and Capital Resources.

In 2004 and 2003, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s cash and cash equivalents amounted to $258 and $591 million as of June 30, 2004 and 2003, respectively. Cash and cash equivalents in 2004 decreased by $96 million, equivalent to 27.1% of $354 million at the beginning of the period. As of June 30, 2004, 88.0% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 3.3% as of June 30, 2004.

Cash provided by operating activities in 2004 increased $105 million to $731 million in 2004 from $626 million in 2003.

Financial resources

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly refinancing of indirect parent company loans.

Main funds used in 2004 were to purchase fixed assets and to cancel loans. The funds used to purchase fixes assets in 2004 and 2003 totaled $143 million and $41 million, respectively (in 2004 net of $24 million financed with payables).

As June 30, 2004, the Company has borrowed funds for long term from major financial institutions in an amount of $271 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests except some encumbrance allowed on its assets or on present or future revenues, unless certain predetermined conditions are met. Additionally, the Company used other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Negotiable Obligations

The shareholders’ meeting held on December 19, 2003 approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets. On June 29, 2004, the Board of Directors of the Company approved the issuance of the Second Series of Negotiable Obligations under this Program for a total amount of up to 200 million Pesos, which has not happened yet.

On May 19, 2003 the Company’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment:

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer were those issued in November 1994 and in May 1998.

On August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007, and US$ 220 million due in November 2010, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, and paid in cash the amount of US$ 24 million and $4.6 million in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 were converted into U.S. dollars and started to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, the Company transferred immediately COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction (US$ 174 million) in TASA’s short-term financial debt to TISA.

On June 30, 2004, was in force seven issues of the Company’s negotiable obligations:

Issuance Month/Year	Face Value (in millions)			Term (in years)	Maturity Month/Year	Rate per annum (%)	Use of proceeds
11/94	US$	54.4	(d)	10	11/2004	11.875	a)
05/98	US$	125.6		10	05/2008	9.125	a)
06/02	US$	71.4		4	07/2006	9.875	b)
08/03	US$	189.7		4	11/2007	11.875	b)
08/03	US$	212.5	(e)	7	11/2010	9.125	b)
08/03		$0.1	(c)	8	08/2011	10.375	b)
08/03	US$	144.6	(f)	8	08/2011	8.85	b)
05/04		$163.3	(g)	1	05/2005	8.05	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they were converted to U.S. dollars and started to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 26.6 million called during 2003 and 2004.
e)	Net of US$ 7.5 million called during 2004.
f)	Net of US$ 3.5 million called during 2004.
g)	Correspond to bonds with zero coupon.

As of June 30, 2004, Telefónica and its controlled company owed, approximately 1,106 million pesos (about US$ 374 million) to related parties, which mature until November, 2005 and accrue interest at one-month LIBOR plus between 5% and 9% per annum for Telefónica and Telinver. These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until March 20, 2005, or in the case of debt maturing after that date, until the due date of the debt: (i) the effects of the Public Emergency Law implemented in

Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

Additionally, the loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the Company shareholders’ equity or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of August 9, 2004, subject to a condition that no other debt be accelerated on similar grounds.

The following table contains a breakdown of the Company’s investments in fixed assets (1) for the six month-periods ended June 30, 2004 and 2003.

	Millions of Argentine pesos
	June 2004	June 2003
Land, buildings and equipment	3	—
Transmission and switching equipment	82	12
External plant	7	2
Telephone equipment	12	7
Materials	33	10
Prepayments to vendors	3	—
Other	27	10

Total	167	41

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.

Fixed assets relating to Telefónica’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. The Company has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its forecasts based on the latest trends. As explained in note 1, the main macroeconomic variables have shown relative stabilization. In the opinion of the Company’s management, based on the preparation of forecasts based on such trends and the consideration of operating strategies available for these scenarios, the Company will obtain future cash flows enough to recover the balances corresponding to fixed assets as of June 30, 2004. Notwithstanding the foregoing, as explained in note 10.1, the Company will continue to monitor the situation forecasted and to assess the effect of any new future developments.

Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables as of June 30, 2004 amounted to approximately US$1.2 billion (approximately $3.6 billion), 20 million euro (approximately $73 million), and 7.3 billion Japanese yen (approximately $198 million). As of June 30, 2004, the Company also had the equivalent of approximately $156 million of trade and other payables denominated in foreign currencies. Approximately $355 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen- U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with its 7.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of June 30, 2004, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$77 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders equity.

Additionally, in December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, under Convertibility Law between peso and dollar, in connection with the Company’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The

Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

The Company uses currency future contracts to hedge against risks associated to exposure to US Dollar exchange rates. The Company entered into currency future contracts known as non-deliverable forwards (“NDF”), whereby currency positions are offset upon maturity of the respective contracts for a total of US$ 77 million as of June 30, 2004, with maturity dates until September 2004. These instruments are used to cover firm short-term payment commitments denominated in US Dollars. The exchange rate agreed upon for these transactions ranges from 2.90 Pesos to 3.01 Pesos per US Dollar.

At June 30, 2004, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)
Payments of Interests, Principal and Negotiable obligations	Negotiable Obligations – Interests	US$	6.5
	TISA – Principal	US$	53.0
	Foreign bank loans – Principal and Interests	US$	17.5

Moreover, during April 2004 the Company executed with TISA call spread options for the purchase and sale of U.S. dollars to hedge against the peso/U.S. dollar volatility. These call options have a lower strike price of 2.98 and a higher strike price of 3.48, and may only be exercised at their maturity date in October 2004. The notional amount covered by these transactions is US$ 30 million corresponding to short-term firm payment commitments in U.S. dollars, and the Company has paid US$ 0.5 million as premium.

Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and Financial debt	5,175	1,618	951	1.138	135	1,333
Other long-term obligations (1)	665	601	45	15	4	—

Total contractual cash obligations	5,840	2,219	996	1.153	139	1,333

Commercial Commitments
Other commercial commitments (2)	409	176	220	9	4	—

Total commercial commitments	409	176	220	9	4	—

(1)	Includes $157 million in foreign currency liabilities as of June 30, 2004.

(2)	Includes $220 million principally related to certain frame agreements, which the Company will apply in accordance to the Company’s needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at June 30, 2004. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, approximately 96% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at June 30, 2004. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctations.

Research and Development, Patents and Licenses.

The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	June-30-04	June-30-03
Lines installed	4,573,705	4,564,194
Lines in service	4,269,886	4,176,470
Lines in service per 100 inhabitants	24.7	24.4
Lines in service per employee	488.2	475.6
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	112,575	101,825

Prospects of Telefónica de Argentina S.A.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 and the elapsed time in the year 2004, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company has the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme;

•	achieving a predictable regulatory framework that enables it to develop its business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating the Company as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging the Company’s conversion into a customer-focused organization; and

•	improving the Company’s external and internal image.

There were macroeconomic improvements in Argentina from the second semester of 2003 and the elapsed time in the year 2004, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002. In particular, the Company expects that the outcome of the renegotiations of tariffs with the Argentine government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years in company of the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic situation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Power of Attorney

Date: August 23, 2004